September 8, 2006

VIA EDGAR

United States
Securities and Exchange Commission
100 F St. NE
Washington, DC 20543

Attention:	Mr. Dennis C. Hult
Mail Stop 6010

Re:	Lasersight Incorporated
Form 10-KSB for the period
ending December 31, 2005
File No.0-19671
Filed March 31, 2006

Dear Mr. Hult:

                I am writing in response to your comment letter to LaserSight Incorporated (the “Company”), (File No. 0-19671) dated August 25, 2006 (the “Comment Letter”).

                For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Form 10-KSB for the period ending December 31, 2005

Management’s Discussion and Analysis

1.

We note that in June and July of 2004 $7.0 million of inventory was written off against an inventory obsolescence reserve and you received $12,000 for payments on the sale of obsolete inventory. In future annual and interim filings please quantify any remaining balances of obsolete inventory on hand and indicate how and when you expect to dispose of it. Also, discuss the impact of such sales on operations (including gross margins) and liquidity. When material inventory write-downs occur, please provide similar disclosures in your filing until all of the impaired items have been disposed of.

RESPONSE:

We acknowledge staff’s comment and will adopt it in the preparation of our future filings.

2.	To this regard, in future filings please classify sales of obsolete inventories in operations or otherwise tell us the accounting authority you relied on to present it as non-operating income.

RESPONSE:

We acknowledge staff’s comment and will adopt it in the preparation of our future filings.

Consolidated Statement of Cash Flows, page F-5

3.

We note in your Statement of Cash Flows, the changes in property and equipment are recorded at net. Property and equipment does not meet the criteria for reporting net changes in the cash flow statement. Refer to SFAS 95, paragraphs 11-13. In future filings, please disclose the gross amount of cash receipts/disbursements, unless they meet the criteria for net reporting.

RESPONSE:

We acknowledge staff’s comment and will adopt it in the preparation of our future filings.

Notes to Financial Statements, page F-6

Note 13 Segment information

4.

Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or current assets. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.

RESPONSE:

We acknowledge staff’s comment and will adopt it in the preparation of our future filings.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Note 2. Critical Accounting Policies, page 6

5.

We see you indicate when you sell refurbished laser heads you offer a discount on the sales price if the used laser head is returned to you and record the estimated fair value of the used laser head as inventory and as an offset to cost of revenues upon receipt thereof. Please explain how your accounting for refurbished laser heads complies with GAAP. Provide references to the authoritative literature that supports your conclusion. Explain why the purchase of inventory (used or otherwise) should be reflected as an outright offset to cost of sales. We may have further questions based on your response.

RESPONSE:

         We performed a research of existing accounting literature at the time the accounting policy for refurbished laser heads was originally established, and subsequent thereto.  Our research resulted in the conclusion that there is little guidance applicable to the Company’s specific situation. We believe that recommendations of AICPA Technical Practice Aids, Section 5100.01, “Equipment Sales Net of Trade-Ins” are applicable. Although not authoritative, AICPA Technical Aids serve as implementation guidelines on specific technical issues.

         According to AICPA Technical Practice Aids, Section 5100.01, “Equipment Sales Net of Trade-Ins”, the traded-in equipment should be set up in inventory at an amount which, when reconditioning costs are added, will allow a margin approximating a normal profit margin when the sale is made.

         We used the above referenced guidance as a basis to establish our policy of assigning values to the traded-in laser heads based on standard costs of refurbishment and the normal profit margins based on established sales prices for refurbished laser heads.

         We offer our customers the right to return used laser heads when they exhaust their useful life (counted in number of laser shots). At the time of the return of used laser heads by customers we treat the used laser heads as trade-ins received from customers. Subsequently, we are able to refurbish the used laser heads at standard costs agreed upon with our suppliers and then sell the refurbished equipment at established prices.

         We charge our customers a refundable deposit of $10,000 per laser head as an incentive for customers to ensure trade-in of used laser heads. The market for laser heads is extremely limited; accordingly, customers generally return used laser heads to us.

The following example illustrates the application of our accounting policy in practice.

1. When we sell a laser head, the following entry is made:

Accounts receivable or cash	34,000
Cash	10,000
Revenue (44,000-10,000)		34,000
Deposit refundable		10,000
Cost of revenues	30,000
Finished goods inventory		30,000

To record the sale at nominal or stated contract price net of the difference between trade-in allowance (10,000) and the net realizable value minus normal profit margin (20,000), (Per AICPA Technical Practice Aid, Section 5100.01 “Equipment Sales Net of Trade-Ins”). Note: $10,000 of refurbishment costs will be added to inventory when the refurbishment takes place.

2. At the time of the trade-in of the used laser head by a customer the following entry is made:

Deposit refundable	10,000
Cash or Accounts Payable		10,000
Inventory	20,000
Cost of revenue		20,000

To accept receipt of the used laser head, return the refundable deposit to the customer and set up the traded-in equipment in inventory at an amount which, when reconditioning costs are added, will allow a margin approximating a normal profit when the sale is made (Per AICPA Technical Practice Aid, Section 5100.01 “Equipment Sales Net of Trade-Ins”).

3. At the time actual refurbishment costs are incurred, the following entry is made:

Inventory	10,000
Cash or Accounts payable		10,000

To record reconditioning costs.

        As a result, the refurbished laser heads after reconditioning carry a cost of 30,000 per laser head, which allows us to achieve our normal profit margin when the refurbished laser head is subsequently sold.

Management acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Securities and Exchange Commission filings. We understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any act on with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

If you should have any questions or need any additional information, please contact the undersigned directly at 407-678-9900 x117. Thank you for your attention to this matter.

Sincerely,

/s/ Zhaokai Tang

Zhaokai (“Art”) Tang
Interim Chief Financial Officer